Exhibit 99(a)

Energy Future Intermediate Holding Company LLC Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31,
	2010	2009
	(millions of dollars)

Net income	$213	$74
Income tax benefit	(42)	(93)
Interest expense and related charges	315	279
Depreciation and amortization	—	—

EBITDA	$486	$260

Oncor Holdings distributions	169	216
Interest income	(209)	(4)
Equity in earnings of unconsolidated subsidiary (net of tax)	(277)	(256)
Other	—	(1)

Adjusted EBITDA per Incurrence Covenant	$169	$215
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	$1,354	$1,123

Adjusted EBITDA per Restricted Payments Covenants	$1,523	$1,338